UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October 2017

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: October 10, 2017

On September 29, 2017, Camtek Ltd. (the "Company") and its subsidiary, Camtek H.K. Limited (collectively with the Company, the "Sellers"), concluded the sale of its printed circuit board ("PCB") inspection and metrology business unit to Trophy Imaging Technology Co. Ltd., ("Trophy") an affiliate of Principle Capital Co., Ltd., a Shanghai-based private-equity fund and its wholly owned subsidiaries, Trophy Imaging Technology (Hong Kong) Co., Limited and  CIMS Hong Kong Co., Limited (collectively with Trophy, the "Buyers"), pursuant to the terms of the Master Purchase Agreement dated July 18, 2017, as amended on September 19, 2017 and on September 28, 2017 (the "Agreement"). The Buyers acquired the entire assets of the PCB business unit, including 100% equity interests in the Sellers' subsidiary organized under the laws of the People's Republic of China, Camtek Imaging Technology (Suzhou) Co., Ltd. ("CIT"), and 100% equity interests in the Sellers' subsidiary organized under the laws of Taiwan, Camtek Taiwan Limited.  Pursuant to the terms of the Agreement, the Company has received a total cash consideration of US$32,000,000 (US$10,000,000 of which were paid at the Pre-Closing which was concluded on September 19, 2017 and US$22,000,000 upon the Closing of which was concluded on September 29, 2017) and may receive an additional amount of up to US$3,000,000 conditioned upon the PCB business unit's financial performance in 2018.

As a result of transactions contemplated under the Agreement, the Company disposed entirely of its PCB business assets and will, going forward, devote its resources and attention to further developing and expanding its semiconductor inspection and metrology field of activity.

The foregoing description of the Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Agreement (as amended) which is filed as Exhibit 10.1 to this Current Report on Form 6-K.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 (No. 333-216948), as amended and supplemented from time to time.

Financial Statements and Exhibits.

Exhibit 10.1 The Agreement (as amended).*

Exhibit 99.1 Pro Forma Financial Information

*Certain schedules and exhibits to the Agreement have been omitted and the Company agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule or exhibit upon request.